Exhibit 99.23

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Reports On Sage Plain Project Exploration and
Development Activities

Toronto, Ontario – January 19, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) today provided an update on recent drilling, technical reports, and development activities at the Company’s new Sage Plain Project (“Project”) located in San Juan County, Utah and San Miguel County, Colorado, about 20 miles northeast of Monticello, Utah. As has been previously reported in several press releases over the last year, Energy Fuels has been assembling a significant land package, largely contiguous, in the Project area. The Project will be the 3rd and 4th uranium and vanadium mines owned or controlled by Energy Fuels. The Project is being developed by Colorado Plateau Partners LLC (“CPP”), a 50:50 joint venture between subsidiaries of Energy Fuels and Aldershot Resources Ltd. of Vancouver, B.C.

The Sage Plain Project consists of 5,635 acres, including about 1,680 acres of fee land, 2,013 acres of Utah State School and Institutional Trust Lands, and 1,942 acres of unpatented mining claims on land managed by the U.S. Bureau of Land Management (“BLM”). This area is located in the southern extension of the Uravan Mineral Belt, which is characterized by vanadium-to-uranium ratios in excess of 6:1.

Most of the Project and all of surface disturbance will be located in Utah, with a small portion of the underground workings extending into Colorado. There are two historic uranium-vanadium mines within the project area, the Calliham Mine and the Sage Mine. These two historically productive mines have been idle for about 20 years. Both mines were operated by Atlas Minerals in the 1970’s and 1980’s. The Calliham Mine was acquired by Umetco Minerals, who operated the mine briefly in the early 1990’s. Both mines ceased production due to depressed metal prices, not resource depletion.

Drilling:
In the Fall of 2011, CPP conducted two drilling programs in the Project area for the purpose of verifying historic drilling and map data. Seven holes were drilled on the Sage claims, and ten holes were drilled near the Calliham mine. This drilling successfully confirmed the accuracy of the historic data and increased the historic mineral resource totals. Previous drilling had been performed on the Calliham and Sage Mines by several operators, namely Hecla, Atlas Minerals, Pioneer, and Truchas. These companies drilled approximately 1,349 holes within the Project boundary.

Recent NI 43-101 Technical Report:
As a result of this drilling and additional data analysis, CPP filed a NI 43-101 technical report in December which supports the presence of 642,971 tons of Measured and Indicated Mineral Resource in the Project area with an in-place grade of 0.22% U3O8 and 1.39% V2O5 (2,833,795 lbs. U3O8 and 17,829,289 lbs. V2O5). Additionally, Inferred Mineral Resources are estimated at 49,136 tons with an in-place grade of 0.184% U3O8and 1.89% V2O5 (181,275 lbs. U3O8 and 1,854,034 lbs. V2O5).

Energy Fuels’ share of the combined Project Measured and Indicated Mineral Resources is 439,093 tons containing 1,975,704 lbs. U3O8 (0.225% U3O8) and 12,224,227 lbs. V2O5 (1.39% V2O5). Energy Fuels’ portion of Inferred Mineral Resources is 24,568 tons containing 90,638 lbs. U3O8 (0.184% U3O8) and 927,017 lbs. V2O5 (1.89% V2O5).

Under the CPP joint venture agreement, Energy Fuels will be the operator of the Sage Plain Project. It is anticipated that the uranium and vanadium resource will be milled at Energy Fuels’ proposed Piñon Ridge Mill, approximately 76 road miles away.

Current Development Status:

Currently, the Project is transitioning from exploration to development, and with that transition, Energy Fuels has assumed the Project operator role. CPP initiated permitting on both the Calliham and the Sage Mine in the Fall of 2011. The primary agency for the mine permits is the Utah Department of Oil Gas and Minerals (“DOGM”). Surface mapping has been completed, along with topsoil sampling and groundwater sampling. Consultants are being evaluated to support the permitting team.

The Energy Fuels team has enjoyed considerable recent permitting success with county, state and federal agencies for mines in Colorado and Utah. In addition, Energy Fuels has obtained major approvals for the proposed Piñon Ridge Uranium-Vanadium Mill in Montrose County, Colorado, including approval from the U.S. Environmental Protection Agency (“EPA”) in October 2011.

The estimated timeline to complete permitting of the Calliham and Sage Mines is 16 to 20 months (about the 2nd Quarter 2013).

Steve Antony, Energy Fuels’ President and CEO stated, “We believe there is excellent potential to expand upon this resource and our goal is to put these mines back into production. Once in production, the Sage and Calliham Mines along with our Energy Queen and Whirlwind mines will produce sufficient mill feed to meet 100% of the needs of our proposed 500 ton per day Piñon Ridge Mill. We are also working with local miners to develop ore purchase opportunities in the vicinity of the mill to supplement and extend our production.”

Stephen P. Antony is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the content of this press release.

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The Mill will be the first uranium mill constructed in the United States in over 30 years.

With more than 42,000 acres of highly prospective uranium and vanadium property located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned Colorado subsidiary, Energy Fuels Resources Corporation and its British Columbia subsidiary, Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com